CUSIP NO. 806403101      13G


1     Name of Reporting Person / IRS Identification Number:
      Advisory Research, Inc. / 36-2831881
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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      (See Instructions)                                  (b)  [ ]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               0 Shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              331132 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             0 Shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                331132 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      331132 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]        (See Instructions)

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11    Percent of Class Represented by Amount in Row (9)
      16.417%

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12    Type of Reporting Person
      IA
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Item 1     (a)  Name of Issuer: Scheid Vineyards, Inc.
Item 1     (b)  Name of Issuer's Principal Executive Offices:

                305 Hilltown Road
                Salinas, CA 93908

Item 2     (a)  Person Filing - Advisory Research, Inc.
                                Advisory Research Microcap Value Fund, L.P.

Item 2     (b)  Address -       180 North Stetson St., Suite 5500
                                Chicago, IL  60601

Item 2     (c)  Citizenship -   Advisory Research, Inc. is a Delaware
                                Corporation

                                Advisory Research Microcap Value Fund, L.P.
                                is an Illinois Entity

Item 2     (d)  Title of Class of Securities - Common Class A
Item 2     (e)  CUSIP Number - 806403101

Item 3          If this statement is filed pursuant to Rules
                13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ]  Broker or Dealer registered under Section
                         15 of the Act

                (b) [ ]  Bank as defined in Section 3(a)(6) of the
                         Act

                (c) [ ]  Insurance Company as defined in Section
                         3(a)(19) of the Act

                (d) [ ]  Investment Company registered under
                         Section 8 of the Investment Company Act

                (e) [X]  Investment Advisor in accordance with
                         section 240.13d-1(b)(1)(ii)(E)

                (f) [ ]  Employee Benefit Plan or Endowment Fund
                         in accordance with section 240.13d-1(b)
                         (1)(ii)(F)

                (g) [ ] Parent Holding Company or Control Person in accordance with secton 13d-1(b)
                         (1)(ii)(G)

                (h) [ ]  A savings association as defined in
                         section 3(b) of the Federal Deposit
                         Insurance Act

                (i) [ ]  A church plan that is excluded from
                         the definition of an investment company
                         under section 3(c)(14) of the Investment
                         Company Act of 1940

Item 4     Ownership

           Advisory Research, Inc. and Advisory Research
           Microcap Value Fund, L.P:

           (a)  Amount Beneficially Owned:  331132 Shares

           (b)  Percent of Class            16.417%

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power             0 Shares
                (ii)   Shared Voting Power      331132 Shares
                (iii)  Sole Dispositive Power        0 Shares
                (iv)   Shared Dispositive Power 331132 Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:  Not Applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable


Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                       SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       February 14, 2006
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                                      Date

                       /s/ Brien M. O'Brien
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                                   Signature

                       Brien M. O'Brien, President
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                                   Name/Title